03011734

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 3 1 2003 155 SEC MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Boeing Capital Securities Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3780 Kilroy Airport Way - Suite 750
(No. and Street)

Long Beach (City) California (State) 90806 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Williamson 562-997-3300 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue, Suite 200 (Address) Los Angeles (city) California (State) 90071 Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven D. Williamson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boeing Capital Securities Inc., as of December 31 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles

Subscribed and sworn to before me
on March , 2003

Kathryn J. Long
Notary Public

Signature

President
Title

KATHRYN J. LONG
Commission # 1269877
Notary Public - California
Los Angeles County
My Comm. Expires Jul 31, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditors' Report

Board of Directors:

We have audited the following financial statements of Boeing Capital Securities Inc. (the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Boeing Capital Securities Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Boeing Capital Securities Inc. as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
March 21, 2003

Boeing Capital Securities Inc.
Statement of Financial Condition

(Dollars in thousands)	December 31, 2002
ASSETS	
Cash and cash equivalents	$ 262.3
Total assets	$ 262.3
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Taxes Payable-Accounts due to Boeing Capital Corporation	$ 94.3
	94.3
Shareholder's equity:	
Common stock - $1 par value; 1,000 shares authorized and outstanding	1.0
Capital in excess of par value	5.0
Income retained for growth	162.0
	168.0
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 262.3

See Notes to Financial Statements.

Boeing Capital Securities Inc.
Statement of Income

(Dollars in thousands)	Year Ended December 31, 2002
Revenues	
Broker fee income	$ 256.3
Total revenues	256.3
Income before provision for income taxes	256.3
Provision for income taxes	94.3
Net income	$ 162.0

See Notes to Financial Statements.

Boeing Capital Securities Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

(Dollars in thousands)	Common Stock	Capital in Excess of Par	Income Retained for Growth	Total Stockholder's Equity
Balance January 1, 2002	$ 1.0	$ 5.0	$ -	$ 6.0
Net income			162.0	162.0
Balance December 31, 2002	$ 1.0	$ 5.0	$ 162.0	$ 168.0

See Notes to Financial Statements.

Boeing Capital Securities Inc.
Statement of Cash Flows

(Dollars in thousands)		Year Ended December 31, 2002
OPERATING ACTIVITIES		
Net income	$	162.0
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities:		
Taxes Payable-Accounts with Boeing Capital Corporation		94.3
		256.3
Net increase in cash and cash equivalents		256.3
Cash and cash equivalents at beginning of year		6.0
Cash and cash equivalents at end of year	$	262.3

See Notes to Financial Statements.

Boeing Capital Securities Inc.
Notes to Statements
For the Year Ended December 31, 2002

Note 1 — Organization and Summary of Significant Accounting Policies

Organization Boeing Capital Securities Inc. (the "Company") is a Delaware corporation directly owned by Boeing Capital Corporation (which in turn is an indirect wholly-owned subsidiary of The Boeing Company). The Company engages in the private placement of securities on a best efforts basis to institutional investors and is registered with the SEC and NASD as a broker/dealer. The Company syndicates asset-based investments such as leases and secured loans.

Basis of Presentation The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change as more information becomes available, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents The Company considers all cash investments with original maturities of three months or less to be cash equivalents. At December 31, 2002, the cash was deposited in a non-interest bearing checking account with one financial institution; $162.3 thousand of such deposit was in excess of FDIC insured amounts.

Fair Value of Financial Instruments Substantially all of the Company's financial instruments are carried at fair value. Cash and cash equivalents are carried at cost, which approximate fair value.

Income Taxes The operations of the Company are included in the consolidated federal income tax return of Boeing Capital Corporation.

Note 2 — Relationship and Transactions With Boeing Capital Corporation

Accounts with Boeing Capital Corporation for income taxes payable were $94.3 thousand at December 31, 2002.

Note 3 — Income Taxes

The components of the provision for taxes on income for the year ended December 31 were as follows:

(Dollars in thousands)		2002
Current:		
Federal	$	87.2
State		7.1
		94.3
Deferred:		
Federal		-
	$	94.3

Income taxes computed at the United States federal income tax rate and the provision for taxes on income differ as follows for the year ended December 31:

(Dollars in thousands)	2002		
Tax computed at federal statutory rate	$	89.7	35.0%
State income taxes, net of federal tax benefit		4.6	1.8
	$	94.3	36.8%

Note 4 — Common Stock

On March 12, 2001, the Company issued 1,000 shares with a par value of $1 to its parent, Boeing Capital Corporation.

Note 5 — Contingencies

The Company is subject to certain litigation matters, which arise in the normal course of business. The Company does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position or results of operations. There are no pending litigation matters as of the filing date.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to $5,000. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed a ratio of 8 to 1 in the first year of operation and a ratio of 15 to 1 thereafter of aggregate indebtedness to net capital. At December 31, 2002, the Company had net capital of $168.0 thousand, which was $156.2 thousand in excess of its minimum required net capital of $11.8 thousand. The Company's ratio of aggregate indebtedness to net capital was 56.1%.

Note 7 – Reserve Requirements for Brokers or Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

Note 8 – Subsequent Event

The Company paid a dividend to its parent, Boeing Capital Corporation, in February 2003 for $246,250.

Boeing Capital Securities Inc.

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934

(Dollars in thousands)	December 31, 2002
Computation of net capital	
Stockholder's equity	$ 168.0
Net Capital	$ 168.0
Computation of aggregate indebtedness	
Total aggregate indebtedness – Total liabilities	$ 94.3
Computation of basic net capital requirements	
Minimum capital required	
(The greater of $5,000 or 12 1/2% of aggregate indebtedness)	$ 11.8
Excess net capital	$ 156.2
Percentage of aggregate indebtedness to net capital	56.1%

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA.

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Boeing Capital Securities Inc.
Long Beach, CA

In planning and performing our audit of the consolidated financial statements of Boeing Capital Securities Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated March 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP
Los Angeles, California
March 21, 2003